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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WOLVERINE TUBE, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

978093 10 2

(CUSIP Number)

Ronald R. Papa, Esq.

Proskauer Rose LLP

1585 Broadway

New York, New York 10036-8299

(212) 969-3000

(212) 969-2900 – Facsimile

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.    978093 10 2

1.	Names of Reporting Persons. Plainfield Special Situations Master Fund Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 37,856,316 (See Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 37,856,316 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,856,316 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
13.	Percent of Class Represented by Amount in Row (11) 49.0% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO.    978093 10 2

1.	Names of Reporting Persons. Plainfield Asset Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 37,856,316 (See Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 37,856,316 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,856,316 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
13.	Percent of Class Represented by Amount in Row (11) 49.0% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO.    978093 10 2

1.	Names of Reporting Persons. Max Holmes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 37,856,316 (See Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 37,856,316 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,856,316 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
13.	Percent of Class Represented by Amount in Row (11) 49.0% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by Plainfield Special Situations Master Fund Limited, Plainfield Asset Management LLC and Max Holmes (collectively, “Plainfield”) on February 26, 2007 (the “Schedule 13D”). Certain capitalized terms used but not defined in this Amendment No. 1 have the meanings given to them in the Schedule 13D.

The Schedule 13D is hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraphs shall be added to the final paragraph of Item 3 of the Schedule 13D:

On January 27, 2008, Alpine purchased from the Company an additional 4,494 shares of Series A Preferred Stock (the “Alpine Option Shares”) at a price of $1,000 per share for a total of $4,494,000 (the “Option Share Purchase”), pursuant to Alpine’s right to purchase Option Shares as described in Item 6 below, on the terms more fully set forth in the Preferred Stock Purchase Agreement described in Item 6 below and filed as Exhibit 1 hereto and the Letter Agreement described in Item 6 below and filed as Exhibit 3 hereto.

Alpine purchased the Alpine Option Shares using its own working capital.

On March 20, 2008, the Company entered into a Series B Preferred Stock Purchase Agreement with Alpine (filed as Exhibit 8 hereto) with respect to the issuance and sale to Alpine of 10,000 shares of a new class of preferred stock of the Company to be designated as Series B Convertible Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”), for a purchase price of $1,000 per share and an aggregate purchase price of $10,000,000 (the “Series B Transaction”). The Company agreed, in connection therewith, to pay Alpine a cash fee of $300,000. The Series B Transaction was also consummated on March 20, 2008 (the “Series B Closing”).

Alpine purchased the Series B Preferred Stock for an aggregate purchase price of $10,000,000 using its own working capital.

The Series B Preferred Stock ranks pari passu with the Series A Preferred Stock and its rights and preferences are substantially identical to the Series A Preferred Stock (including, without limitation, a conversion price of $1.10 per share of Common Stock), except that the initial cumulative dividend rate of the Series B Preferred Stock is 8.50% per annum. In connection with the Series B Closing, the Company filed the certificate of designations in the form attached as Exhibit 9 hereto (the “Series B Certificate of Designations”) with the Delaware Secretary of State, stating the designation and number of shares and fixing the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Series B Preferred Stock. Also in connection with the Series B Closing, the Voting Agreement (as described in Item 5(c) below) was amended to expressly reference that the voting rights of the Series B Preferred Stock would be subject to the terms and limitations thereof. The Amendment to the Voting Agreement is filed as Exhibit 10 hereto.

As further described in the Form 8-K filed on April 2, 2007 by the Company, on March 29, 2007 the Company adopted the 2007 Non-Qualified Stock Option Plan filed as Exhibit 10.1 to such Form 8-K (the “Plan”) and granted to Alpine options to purchase 4,399,059 shares of Common Stock (the “Alpine Stock Options”) pursuant to the Non-Qualified Stock Option Agreement between the Company and Alpine filed as Exhibit 10.2 to such Form 8-K (the “Alpine Stock Option Agreement”), in connection with the services provided to the Company by Alpine pursuant to the Management Agreement described in Item 6 below and filed as Exhibit 5 hereto. Pursuant to the terms of the Plan and the Alpine Stock Option Agreement, the Alpine Stock Options were increased to 6,483,533 shares of Common Stock as a result of (a) the Rights Offering described in Item 6 below and consummated by the Company on October 29, 2007, and (b) Alpine’s purchase of the Alpine Option Shares described above. Also pursuant to the terms of the Plan and the Alpine Stock Option Agreement, on March 29, 2008, 20% of the increased Alpine Stock Options (equal to approximately 1,296,706 shares of Common Stock) will vest and become exercisable by Alpine. Of these vesting Alpine Stock Options, 40%

(equal to 518,682 shares of Common Stock) are exercisable at a price of $1.10 per share, 30% (equal to approximately 389,012 shares of Common Stock) are exercisable at a price of $1.40 per share and 30% (equal to approximately 389,012 shares of Common Stock) are exercisable at a price of $2.20 per share.

On the respective dates and for the respective purchase prices per share set forth below, Plainfield made open market broker assisted purchases of Common Stock as follows (collectively the “July 2008 Common Stock Purchase”):

Date Purchased	Number of Shares of Common Stock Purchased	Price Per Share	Aggregate Purchase Price
July 11, 2008	11,631	$0.5999	$6,977.44
July 14, 2008	15,800	$0.6800	$10,744.00
July 15, 2008	31,850	$0.6822	$21,728.07
July 17, 2008	13,750	$0.7482	$10,287.75
July 18, 2008	390,000	$0.8900	$347,100.00
July 18, 2008	46,352	$0.8418	$39,019.11

Totals:	509,383		$435,856.37

Plainfield’s July 2008 Common Stock Purchase was made using capital provided by investors.

Item 4.	Purpose of Transaction

The following paragraphs shall be added after the first paragraph of Item 4 of the Schedule 13D:

The purpose of Option Share Purchase was to increase the Purchasers’ aggregate ownership of the Common Stock to 55% on an as-converted, fully-diluted basis in accordance with the terms set forth in the Preferred Stock Purchase Agreement described in Item 6 below and the Letter Agreement described in Item 6 below.

The purpose of the Series B Transaction was to increase Alpine’s aggregate ownership of equity capital in the Company as described herein.

The Alpine Stock Options were granted to Alpine by the Company in connection with the services provided to the Company by Alpine pursuant to the Management Agreement described in Item 6 below.

The purpose of the July 2008 Common Stock Purchase was to increase Plainfield’s aggregate ownership of equity capital in the Company as described herein.

Alpine has no current plans to exercise the Alpine Stock Options.

Item 5.	Interest in Securities of the Issuer

The following shall replace (a) and (b) of Item 5 of the Schedule 13D:

(a) Aggregate Number and Percentage of Class Beneficially Owned: 37,856,317; 49.0% (See Item 5(c) below).

(b) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	0 (See Item 5(c) below).

(ii)	Shared power to vote or to direct the vote:	37,856,317 (See Item 5(c) below).

(iii)	Sole power to dispose or to direct the disposition of:	0 (See Item 5(c) below).

(iv)	Shared power to dispose or to direct the disposition of:	37,856,317 (See Item 5(c) below).

The second paragraph of Item 5(c) of the Schedule 13D shall be deleted and replaced with the following paragraphs:

The Series A Preferred Stock is convertible into Common Stock at a conversion price of $1.10 per share of Common Stock. Accordingly, Alpine’s 14,494 shares of Series A Preferred Stock can be converted into 13,176,364 shares of Common Stock. Plainfield’s 38,000 shares of Series A Preferred Stock can be converted into 34,545,455 shares of Common Stock. The 2,000 Alkest Shares can be converted into 1,818,182 shares of Common Stock.

On October 9, 2007, Plainfield purchased an additional 153,499 shares of Common Stock at a price per share of $1.10 for an aggregate purchase price of $168,849 in connection with the Rights Offering described in Item 6 below and conducted by the Company on October 29, 2007.

On January 27, 2008, Alpine purchased an additional 4,494 shares of Series A Preferred Stock at a price per share of $1,000 for an aggregate purchase price of $4,494,000 pursuant to its right to purchase Option Shares as described in Item 6 below.

On March 20, 2008, Alpine purchased 10,000 shares of Series B Preferred Stock at a price per share of $1,000 for an aggregate purchase price of $10,000,000. The Series B Preferred Stock is convertible into Common Stock at a conversion price of $1.10 per share of Common Stock. Accordingly, Alpine’s 10,000 shares of Series B Preferred Stock can be converted into 9,090,909 shares of Common Stock.

On March 29, 2008, options granted to Alpine to purchase 1,296,706 shares of Common Stock will vest and become exercisable as described in Item 3 above.

The fifth paragraph of Item 5(c) of the Schedule 13D shall be deleted and replaced with the following paragraphs:

On the respective dates and for the respective purchase prices per share described in Item 3 above, Plainfield purchased an aggregate of 509,383 shares of Common Stock through open market broker assisted transactions.

Also, on the respective dates and for the respective purchase prices per share set forth below, Alpine, in addition to its existing Common Stock holdings, made open market broker assisted purchases of Common Stock as follows:

Date Purchased	Number of Shares of Common Stock Purchased	Price Per Share	Aggregate Purchase Price
July 11, 2008	11,630	$0.5999	$6,976.84
July 14, 2008	15,800	$0.6800	$10,744.00
July 15, 2008	31,850	$0.6822	$21,728.07
July 17, 2008	13,750	$0.7482	$10,287.75
July 18, 2008	390,000	$0.8900	$347,100.00
July 18, 2008	46,352	$0.8418	$39,019.11

Totals:	509,382		$435,855.77

Pursuant to a voting agreement among the Company and the Purchasers entered into at the Closing and amended at the time of the Series B Closing (the “Voting Agreement”) and pursuant to the terms of the Series A Preferred Stock, for so long as any of the Company’s 10.5% Senior Notes due 2009 are outstanding, neither Alpine or Plainfield (together with any other person with whom that Purchaser would be considered a “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) with respect to the Series A Preferred Stock, the Series B Preferred Stock or the Common Stock, which may include Alkest) may vote Common Stock (however acquired) , Series A Preferred Stock and Series B Preferred Stock in excess of 49% of the total voting power of all voting securities of the Company. Accordingly, based on the 40,623,736 shares of Common Stock reported outstanding by the Company, and given Plainfield’s holdings of 712,882 shares of Common Stock, the 49% limitation dictates that the maximum aggregate voting power of all shares of Series A Preferred Stock, Series B Preferred Stock and Common Stock currently beneficially owned by Alpine, Plainfield and Alkest is 37,856,317. The Voting Agreement was amended in connection with the Series B Closing as described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following paragraph shall be added to Item 6:

Series B Preferred Stock Purchase Agreement

The Series B Preferred Stock Purchase Agreement provides for the issuance of the 10,000 shares of Series B Preferred Stock described in Item 5(c) above.

Item 7.	Material to Be Filed as Exhibits

Exhibit 8	Series B Preferred Stock Purchase Agreement dated March 20, 2008, by and between Wolverine Tube, Inc. and Alpine Group, Inc.

Exhibit 9	Form of Certificate of Designations of Wolverine Tube, Inc.’s Series B Convertible Preferred Stock

Exhibit 10	Amendment to Voting Agreement dated March 20, 2008, by and among Wolverine Tube, Inc. and the other parties signatory thereto

Exhibit 99.1	Joint Filing Agreement, dated February 26, 2007, by and among the Reporting Persons (incorporated by reference to Appendix A of the Schedule 13D filed by the Reporting Persons on February 26, 2007)

Exhibit 99.2	Limited Power of Attorney, dated February 1, 2007, by Max Holmes (incorporated by reference to Appendix B of the Schedule 13D filed by the Reporting Persons on February 26, 2007)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Dated: July 25, 2008

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/S/ THOMAS X. FRITSCH
Thomas X. Fritsch Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:	/S/ THOMAS X. FRITSCH
Thomas X. Fritsch Managing Director & General Counsel

MAX HOLMES

By:	/S/ THOMAS X. FRITSCH
Thomas X. Fritsch Attorney-in-Fact*

*	Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Appendix B to the Original Schedule 13D filed with the Securities Exchange Commission on February 26, 2007.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)